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18 October 1999-11-16


MEDIA RELEASE


TELECOM APPOINTS THERESA GATTUNG TO BOARD OF DIRECTORS


The Board of Telecom Corporation of New Zealand Limited has appointed Theresa Gattung as a Director.

Ms Gattung took up the position of Chief Executive of Telecom on 1 October this year and was previously Group General Manager, Services. Before becoming Group General Manager, Services, in April 1996, Ms Gattung was General Manager of Marketing for Telecom, and prior to that Chief Manager Marketing for the Bank of New Zealand following a period in a similar position with National Mutual.

Ms Gattung has a Law degree from Victoria University and an Honours degree in Management Studies (Marketing and Economics) from the University of Waikato.